Qualigen Therapeutics, Inc.

5857 Owens Avenue, Suite 300

Carlsbad, CA 92008

September 23, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tyler Howes

Re:	Qualigen Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 16, 2025
File No. 333-290306
Request for Acceleration of Effectiveness

Dear Mr. Howes:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby respectfully requests the U.S. Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of its Registration Statement on Form S-1 (File No. 333-290306) (the “Registration Statement”) to 4:00 p.m. (Eastern Time) on Friday, September 26, 2025, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

Please orally confirm the effectiveness of the Registration Statement with Ross Carmel, Esq. of Sichenzia Ross Ference Carmel LLP, counsel to the Company, at (646) 838-1310.

Very truly yours,

QUALIGEN THERAPEUTICS, INC.

By:	/s/ Kevin Richardson II
Name:	Kevin Richardson II
Title:	Interim Chief Executive Officer

cc:	Ross Carmel, Esq., Sichenzia Ross Ference Carmel LLP